Exhibit 12

THE HOME DEPOT, INC. AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions, except ratio data)

	Fiscal Year (1)
	2015	2014	2013	2012	2011
Earnings Before Provision for Income Taxes	$11,021	$9,976	$8,467	$7,221	$6,068
Less: Capitalized Interest	(2)	(2)	(2)	(3)	(3)
Add:
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	312	312	308	298	280
Interest Expense	921	832	713	635	609
Adjusted Earnings	$12,252	$11,118	$9,486	$8,151	$6,954
Fixed Charges:
Interest Expense	$921	$832	$713	$635	$609
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	312	312	308	298	280
Total Fixed Charges	$1,233	$1,144	$1,021	$933	$889
Ratio of Earnings to Fixed Charges(2)	9.9x	9.7x	9.3x	8.7x	7.8x

(1)
Fiscal years 2015, 2014, 2013, 2012 and 2011 refer to the fiscal years ended January 31, 2016, February 1, 2015, February 2, 2014, February 3, 2013 and January 29, 2012, respectively. Fiscal year 2012 includes 53 weeks; all other fiscal years reported include 52 weeks.

(2)
For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of earnings before provision for income taxes plus fixed charges, excluding capitalized interest. “Fixed charges” consist of interest incurred on indebtedness including capitalized interest, amortization of debt expenses and the portion of rental expense under operating leases deemed to be the equivalent of interest. The ratios of earnings to fixed charges are calculated as follows:

(earnings before provision for income taxes) + (fixed charges) - (capitalized interest)
(fixed charges)